SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Receives Multi-million Dollar Orders from Two of the Top-3 US Banks to Address Key Business Challenges, dated January 7, 2008.

99.2	Press Release: NICE Systems Announces Fourth Quarter and Year End 2007 Earnings Release and Conference Call Schedule for 2008, dated January 9, 2008.

99.3	Press Release: Leading US Insurance Provider, Conseco to Deploy NICE SmartCenter across US and Offshore Contact Centers, dated January 17, 2008.

99.4	Press Release: Leading Business Process Outsourcer, Aditya Birla Minacs, Standardizes on IEX TotalView from NICE at 17 of its Sites, dated January 22, 2008.

99.5	Press Release: Scottrade Makes Commitment to Expand Customer Service Monitoring with NICE SmartCenter, dated January 23, 2008.

99.6	Press Release: China's Ministry Of Railway Selects NICE's IP Video Security Solution for Country's First High-Speed Rail-Line, dated January 28, 2008.

99.7	Press Release: Advertising Solutions Provider, Idearc Media Corp. Places Order for NICE SmartCenter Solutions, dated January 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Yechiam Cohen General Counsel Dated: January 4, 2008

EXHIBIT INDEX

99.1	Press Release: NICE Receives Multi-million Dollar Orders from Two of the Top-3 US Banks to Address Key Business Challenges, dated January 7, 2008.

99.2	Press Release: NICE Systems Announces Fourth Quarter and Year End 2007 Earnings Release and Conference Call Schedule for 2008, dated January 9, 2008.

99.3	Press Release: Leading US Insurance Provider, Conseco to Deploy NICE SmartCenter across US and Offshore Contact Centers, dated January 17, 2008.

99.4	Press Release: Leading Business Process Outsourcer, Aditya Birla Minacs, Standardizes on IEX TotalView from NICE at 17 of its Sites, dated January 22, 2008.

99.5	Press Release: Scottrade Makes Commitment to Expand Customer Service Monitoring with NICE SmartCenter, dated January 23, 2008.

99.6	Press Release: China's Ministry Of Railway Selects NICE's IP Video Security Solution for Country's First High-Speed Rail-Line, dated January 28, 2008.

99.7	Press Release: Advertising Solutions Provider, Idearc Media Corp. Places Order for NICE SmartCenter Solutions, dated January 30, 2008.